UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February 09, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make publicunder the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or underthe rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Change in directors' executive responsibilities and optimized top management structure announced


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:        JSE : SOL      NYSE : SSL
Sasol Ordinary ISIN codes:         ZAE000006896   US8038663006
Sasol BEE Ordinary Share code:     JSE : SOLBE1
Sasol BEE Ordinary ISIN code:      ZAE000151817
("Sasol" or "the Company")

CHANGE IN DIRECTORS' EXECUTIVE RESPONSIBILITIES AND OPTIMISED
TOP MANAGAMENT STRUCTURE ANNOUNCED

In accordance with paragraph 3.59(c) of the JSE Listings Requirements, Sasol today announced a change in the executive responsibilities of executive director, Ms V N Fakude, who currently has accountability for the Sustainability and Human Resources portfolio, and the soon to be appointed executive director, Mr B Nqwababa, who will be joining Sasol as its new Chief Financial Officer on 1 March 2015. The portfolio changes will be effective from 1 March 2015 and are pursuant to Sasol's announcement to further optimise its top management structure.

With the retirement of Mr E Oberholster, as Executive Vice
President: Strategy, Development and Planning, and as part of the Company's ongoing drive to enhance its structures and business processes, Sasol has decided not to appoint a new Group Executive Committee (GEC) member to assume responsibility for Mr Oberholster's portfolio. Instead, these accountabilities will be reallocated to current members of the GEC.

Given the reallocation:
* Ms Fakude will be directly accountable for the Strategy and Sustainability portfolio comprising the following Group functions: Strategy; Risk & Safety, Health and Environment; and Human Resources. Ms Fakude will relinquish the South Africa Shared Services and Public & Regulatory Affairs functions, which will be assumed by other members of the GEC.

* Mr Nqwababa will be directly accountable for the Finance portfolio, comprising the following Group functions: Financial Control; Corporate Finance, Business Development and Portfolio Management; Investor Relations and Information Management.

On 28 January 2015, Sasol confirmed that it is formulating a comprehensive plan to respond to the current low oil price environment. The further optimisation of its top management structure is an important step in the Company's response plan efforts, ensuring that the organisation is much more focused and cost-conscious.

9 February 2015
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 09, 2015					By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary